Securities Compliance Group Ltd

520 W. Roosevelt Road #201

Wheaton, IL 60187

(888) 978-9901

www.IBankAttorneys.com

January 14, 2014

Via EDGAR

Ms. Mara Ransom

Senior Counsel

Securities and Exchange Commission

Div. of Corporate Finance

Washington, D.C.

Re: Carbon Credit International, Inc.

Registration Statement on Form S-1

Filed December 11, 2014

File No. 333-199371

Dear Ms. Ransom,

On behalf of Carbon Credit International, Inc. (the “Registrant” or the “Company”), we respond below to comments of the SEC staff on the above-referenced registration statement. We set forth specific staff comment and then provide our response. We have attached a revised draft prospectus reflecting our responses and minor product changes, clarifications and corrections.

1.                  We have reviewed your response to comment 2 of our letter dated November 14, 2014, but we remain concerned that your company is a shell company. As previously requested, please provide us with your analysis as to why you believe your company is not a shell company. In this regard, we note that in your response counsel discusses your real estate business, which appears to be inconsistent with the proposed business activities described in your prospectus. In your response, please address your actual operations. To the extent those activities are proposed rather than implemented, please address this distinction. Regarding your consulting agreement with Core Capital, which appears to be the sole source of your revenue, please help us understand the specific services you have provided to Core Capital. If you conclude that your company is a shell company, please revise your prospectus to disclose, on the cover page and in the summary, that you are a shell company. Please further disclose in appropriate places, including the Risk Factors section, the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144, and the potential reduced liquidity or illiquidity of your securities.

Response

In response to this comment, we have disclosed that we are a shell company on our prospectus cover page and in our prospectus summary. We have also included a risk factor discussing the potential risks associated with investing in a shell company. We have addressed the potential effects on your ability to attract additional capital through unregistered offerings, and on the liquidity of your shares. We have added a discussion of Rule 144 to describe the steps that we must take before any holders of restricted securities can use the exemption. We have also noted that shell companies may not use registration statements on Form S-8.

To wit:

Prospectus Summary – add verbiage

“We are a “shell company” within the meaning of Rule 405, promulgated pursuant to Securities Act, because we have nominal assets and nominal operations.  Accordingly, the securities sold in this offering can only be resold through registration under Section 5 the Securities Act of 1933, Section 4(1), if available, for non-affiliates or by meeting the conditions of Rule 144(i).  A holder of our securities may not rely on the safe harbor from being deemed statutory underwriter under Section 2(11) of the Securities Act, as provided by Rule 144, to resell his or her securities. Only after we (i) are not a shell company, and (ii) have filed all reports and other materials required to be filed by section 13 or 15(d) of the Exchange Act, as applicable, during the preceding 12 months (or for such shorter period that we may be required to file such reports and materials, other than Form 8-K reports); and have filed current “Form 10 information” with the SEC reflecting our status as an entity that is no longer a shell company for a period of not less than 12 months, can our securities be resold pursuant to Rule 144.  “Form 10 information” is, generally speaking, the same type of information as we are required to disclose in this prospectus, but without an offering of securities.  These circumstances regarding how Rule 144 applies to shell companies may hinder your resale of your shares of the Company”

Risk Factors – additional disclosure added

BECAUSE WE ARE A “SHELL COMPANY”, THE HOLDERS OF OUR RESTRICTED SECURITIES WILL NOT BE ABLE TO SELL THEIR SECURITIES IN RELIANCE ON RULE 144 AND WE CANNOT FILE REGISTRATION STATEMENTS UNDER SECTION 5 OF THE SECURITIES ACT USING A FORM S-8, UNTIL WE CEASE BEING A “SHELL COMPANY”.

We are a “shell company” as that term is defined by the applicable federal securities laws.  Specifically, because of the nature and amount of our assets and our very limited operations, pursuant to applicable federal rules, we are considered a “shell company”.  Applicable provisions of Rule 144 specify that during that time that we are a “shell company” and for a period of one year thereafter, holders of our restricted securities can not sell those securities in reliance on Rule 144. This restriction may have potential adverse effects on future efforts to form additional capital through unregistered offerings. Another implication of us being a shell company is that we cannot file registration statements under Section 5 of the Securities Act using a Form S-8, a short form of registration to register securities issued to employees and consultants under an employee benefit plan. As result, one year after we cease being a shell company, assuming we are current in our reporting requirements with the Securities and Exchange Commission and have filed current“Form 10 information” with the SEC reflecting our status as an entity that is no longer a shell company for a period of not less than 12 months, holders of our restricted securities may then sell those securities in reliance on Rule 144 (provided, however, those holders satisfy all of the applicable requirements of that rule). For us to cease being a “shell company” we must have more than nominal operations and more that nominal assets or assets which do not consist solely of cash or cash equivalents. Shares purchased in this offering, which will be immediately resalable, and sales of all of our other shares if and when applicable restrictions against resale expire, could have a depressive effect on the market price, if any, of our common stock and the shares we are offering.

Dilution, Page 22

2.                  We reviewed your response to comment 8 in our letter dated November 14, 2014 and the revisions to your disclosure in the first paragraph. You disclose that your net tangible book value at September 30, 2014 was ($7,638) or ($.001) per share. However, the balance sheet on page 48 reflects a net tangible book value of $7,138, which equates to a net tangible book value of $.0014 per share. Please revise or advise.

Response

Net tangible book value per share represents the amount of our total tangible assets (excluding deferred offering costs) less total liabilities, divided by 5,000,000, the number of shares of common stock outstanding at September 30, 2014. Here, total tangible assets per our balance sheet equaled $5,800 against total liability of $12,938. Thus, the net tangible book value equals, $7,138, or $.0014 per share. The Registrant has amended page 22 to provide:

“As of September 30, 2014, our net tangible book value was $(7,138), or ($.0014) per share of common stock.

3.                  We note your response to comments 9 and 10 in our letter dated November 14, 2014 and reviewed your revised disclosure. As indicated in our previous comment, we understand that you expensed $9,000 of offering costs as of September 30, 2014 as disclosed in Note 1 to the financial statements under the “Organization and Offering Costs” subheading. As such, you should exclude the offering costs expensed through September 30, 2014 from the offering expenses included in your calculations of net tangible book value and net tangible book value per share after the offering. Please revise and, in doing so, include disclosure in a footnote or otherwise that the offering expenses expensed through September 30, 2014 are excluded from the calculation of net tangible book value and net tangible book value per share after the offering. In your response, please provide us with your revised dilution calculations.

Response

The Registrant has revised its dilution table accordingly to provide for the $9,000 in expensed operating costs:

	25% of Offering Sold	50% of Offering Sold	75% of Offering Sold	100% of Offering Sold
Offering Price Per share	$ 0.10	$ 0.10	$ 0.10	$ 0.10
Post Offering Net Tangible Book Value*	$ 83,362	$ 183,362	$ 283,362	$ 383,362
Post Offering Net Tangible Book Value Per Share*	$ 0.0139	$ 0.0262	$ 0.0354	$ 0.0426

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 37

Liquidation and Capital Resources, page 38

4. We reviewed your response to comment 20 in our letter dated November 14, 2014. We are unable to locate the revised disclosure set forth in your response. As previously requested, please disclose that the report of your independent accountant is qualified as a result of questions about your ability to continue in existence and expand your discussion to clearly describe your present financial difficulties and viable plans to overcome those difficulties including your ability or inability to generate sufficient cash to support your operations during the next year. Please refer to Section 607.02 of the Codification of Financial Reporting Policies.

Response

The Registrant inadvertently failed to include the following it its prospectus but has amended its as such to provide for such language.

“We believe that our principal difficulty in our inability to successfully generate profits has been the lack of available capital to operate and expand our business.  We believe we need a minimum of approximately $100,000 in additional working capital to be utilized for development and launching of our service platform for as well as funding the business development efforts to identify, qualify and acquire new customers, with the balance for working capital and general and administrative expense.  As of the date of this Prospectus other than as disclosed below we have no other commitment from any investor or investment-banking firm to provide us with the necessary funding and there can be no assurances we will obtain such funding in the future.  Failure to obtain this additional financing will have a material negative impact on our ability to generate profits in the future. To such end, Our auditor has indicated in its report that our lack of revenues raise substantial doubt about our ability to continue as a going concern.”

The Registrant further notes the Risk Factor previously disclosed:

Our auditor has indicated in its report that there is substantial doubt about our ability to continue as a going concern as a result of our lack of revenues and if we are unable to generate significant revenue or secure financing we may be required to cease or curtail our operations.

Our auditor has indicated in its report that our lack of revenues raise substantial doubt about our ability to continue as a going concern.  The financial statements do not include adjustments that might result from the outcome of this uncertainty. If we are unable to generate significant revenue or secure financing we may be required to cease or curtail our operations.

Plan of Operations, page 40

4.                  We have reviewed your response to comment 22 of our letter dated November 14, 2014. We note that estimated costs for the next twelve months range from $70,000 to $340,000. We also note that expenditures in the use of proceeds table on page 20 range from $75,000 to $373,000. Excluding legal and accounting fees and lease expense, expenditures for operating expenses in the use of proceeds table range between $18,000 and $297,000. Please revise your disclosure so that an investor is able to understand the nature of the cost estimates and how the cost estimates relate to the use of proceeds from the offering. In this regard, please disclose what expenses have not been included in the Plan of Operations. Additionally, please quantify any operating expenses not already included in the table and disclose how you intend to finance those separate expenses.

Response

The Registrant has amended its plan of operations to coincide with the Use of Proceeds table. The following correction was made:

Stage One (Months 1 – 3) – Estimated cost $35,000 - $75,200

Est. Cost

Draft service manual and develop additional service offerings . $2,500

Legal and accounting costs . . . . $10,250 - $15,000

Finish building company website . . . . $5,000 - $7,500

Develop and launch direct telephone marketing program . $10,000 - $17,700

Office lease and equipment . . . . $6,000

Miscellaneous Costs . . . . . $1,250

Stage Two (Months 3 – 6) – Estimated Cost $70,000 – $150,400

Engage in-house marketing professional to increase sale . $15,000

Legal and accounting costs . . . . $10,250 - $15,000

Launch internet marketing program . . . . $15,000 - $25,000

Expand direct telephone marketing program . . . $21,000 - $35,000

Office lease and equipment . . . . $6,000

Miscellaneous Costs . . . . . $1,250

Chief Executive Officer Salary . . . . $1,500 - $2,900

Stage Three (Months 6- 9) Estimated Cost $70,000 - $100,000

Wages for In-House marketing professional . . . $15,000

Legal and accounting costs . . . . $10,250 - $15,000

Internet marketing fees . . . . $10,000

Direct telephone marketing fees . . . . $15,000

Office lease and equipment . . . . $6,000

Miscellaneous Costs . . . . . $1,250

Chief Executive Officer Salary . . . . $6,000

Subscribe to business databases . . . . $5,000 - $15,000

Develop promotional video explaining services . . $7,500

Stage Four (Months 9 – 12) Estimated Cost $63,500 - $74,400

Wages for In-House marketing professional . . . $15,000

Legal and accounting costs . . . . $10,250 - $15,000

Internet marketing fees . . . . $10,000

Direct telephone marketing fees . . . . $15,000

Office lease and equipment . . . . $6,000

Miscellaneous Costs . . . . . $1,250

Chief Executive Officer Salary . . . . $6,000

Item 15. Recent Sales of Unregistered Securities, page 61

6. Your disclosures here and in Note 4 to your Financial Statements provide two different dates for the offer and sale of common stock to Ms. Chavez, one of which is several months prior your incorporation. As previously requested, please revise your disclosures to resolve the inconsistent date.

Responses

The amendment has been made to reflect the date of August 13, 2014

Item 16. Exhibits, page 61

7. As previously requested, please file all of your exhibits using the proper EDGAR filing codes for each type. For example, you list Exhibit 5.1 as the Opinion re: Legality and

Consent of Counsel; however, you have filed this legal opinion as Exhibit 99.11.

Responses

The exhibits have been filed correctly herewith.

Thank you for your time and consideration on behalf of Carbon Credit International, Inc.

Yours very truly,

/s/ Adam S. Tracy

Adam S. Tracy

Attorney for Carbon Credit International, Inc.